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                             January 17, 2024

       Andrew Read
       Chief Executive Officer
       Tradewinds Universal
       501 Mercury Lane
       Brea, CA, 92821

                                                        Re: Tradewinds
Universal
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-276233

       Dear Andrew Read:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our auditors have issued a going concern opinion, page 5

   1.                                                   Your disclosure states
that    our auditors have issued a going concern opinion on our
                                                        audited financial
statements       However, the auditor   s report on page F-2 does not
                                                        contain a going concern
paragraph. Please revise your registration statement as
                                                        appropriate.
       Directors, Executive Officers, Promoters and Control Persons, page 20

   2. Please revise this section to provide disclosure required by paragraphs (a) and (e)(4) of
                                                        Item 407 of Regulation
S-K, or tell us why you are not required to do so. See paragraphs
                                                        (l) and (n) of Item 11
of Form S-1.
 Andrew Read
FirstName
TradewindsLastNameAndrew  Read
            Universal
Comapany
January 17,NameTradewinds
           2024           Universal
January
Page 2 17, 2024 Page 2
FirstName LastName
Employment Agreements, page 20

3.       Reconcile your disclosure about no employment agreements with Exhibit
10.1 and
         disclosure on page II-3.
Certain Relationships, page 22

4.       Please revise to provide disclosure consistent with the thresholds in
Item 404(d) of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

5. Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Tradewinds Universal including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. A discussion and analysis that meets the requirements of Item 303 of Regulation S-K is expected to better allow investors to view
         Tradewinds Universal from management's perspective.
Management's Discussion and Analysis, page 24

6. Please update the disclosure on page 24 regarding the initiation of sales in the fourth quarter of 2023. Please also clarify what you mean by the statement that you are
         "currently in production" for the manufacture of your product. Describe the material terms of your agreement with the third party who conducts the manufacturing, the sources and availability of the raw materials and how you intend to distribute your product.
Exhibits

7. Because this Form S-1 purports to register the resale of common stock, the legal opinion you file must opine that the shares are validly issued, fully paid and non-assessable.
         Currently, your opinion states that the shares "will when sold" be validly issued, fully paid and non-assessable. Please file a revised opinion.
General

8. In the second paragraph on the prospectus cover page, you disclose that the selling shareholders will resell at a fixed price of $0.01 per share, contrary to your disclosure elsewhere regarding a $0.40 price per share. Please reconcile.
 Andrew Read
Tradewinds Universal
January 17, 2024
Page 3
9. Please update your compensation disclosure for the year ended December 31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameAndrew Read                              Sincerely,
Comapany NameTradewinds Universal
                                                           Division of
Corporation Finance
January 17, 2024 Page 3                                    Office of
Manufacturing
FirstName LastName